SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                SCHEDULE 13D/A*
                    Under the Securities Exchange Act of 1934
                                 USA INTERACTIVE
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   902984 10 3
                                 (CUSIP Number)
  Charles Y. Tanabe, Esq.   Pamela S. Seymon, Esq.  George E. Bushnell III, Esq.
Senior Vice President and      Wachtell, Lipton,        Vice President and
    General  Counsel             Rosen & Katz           Corporate Counsel
 Liberty Media Corporation   51 West 52nd Street        Vivendi Universal
 12300 Liberty Boulevard    New York, New York 10019     800 Third Avenue
   Englewood, CO 80112          (212) 403-1000         New York, New York 10022
      (720) 875-5400                                      (212) 572-7000


            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                   May 7, 2003
             (Date of Event which Requires Filing of this Statement)
-------------------------------------- ----------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
*        Note:  This statement constitutes Amendment No. 15 of the Report on
Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 10 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 25 of a Report on Schedule 13D of
Barry Diller, Amendment No. 15 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 9 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 21 of a Report on Schedule 13D of BDTV INC., Amendment No. 19 of a Report on Schedule 13D of BDTV II INC., Amendment No. 16 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 15 of a Report on Schedule 13D of BDTV
IV INC.


                                    1 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         LIBERTY MEDIA CORPORATION

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von
         Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    2 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.)

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Canada

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            84,891,949 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von
         Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO
                                    3 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         VIVENDI UNIVERSAL, S.A.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            84,891,949 shares

(11)     Aggregate Amount Beneficially Owned by              266,362,040 shares
         Each Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    4 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         UNIVERSAL STUDIOS, INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            84,891,949 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X). Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    5 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BARRY DILLER

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040  shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         IN



                                     6 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    7 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV II INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    8 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV III INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040  shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    9 of 18

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons
         BDTV IV INC.

(2)      Check the Appropriate Box if a Member of a Group
         (a)      [_]
         (b)      [X]

(3)      SEC Use Only

(4)      Source of Funds
         Not Applicable

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

(6)      Citizenship or Place of Organization
         Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)      Sole Voting Power                                   None; see Item 5

(8)      Shared Voting Power                                 266,362,040 shares

(9)      Sole Dispositive Power                              None; see Item 5

(10)     Shared Dispositive Power                            266,362,040 shares

(11)     Aggregate Amount Beneficially Owned by Each         266,362,040 shares
         Reporting Person

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]. Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse.

(13) Percent of Class Represented by Amount in Row (11) 42.4%. Assumes (1) conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock, (2) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (3) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal and (4) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's proposed acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. See Item 5.

(14)     Type of Reporting Person (See Instructions)
         CO

                                    10 of 18

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                  Statement of

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                            UNIVERSAL STUDIOS, INC.,
       VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),
                            VIVENDI UNIVERSAL, S.A.,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       and
                                  BDTV IV INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of

                                 USA INTERACTIVE

         This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of USA Interactive, a Delaware corporation (formerly "USA Networks, Inc.") ("USA" or the "Company"). The Reports on
Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the "Reporting Group") consisting of Liberty Media Corporation, a Delaware corporation ("Liberty"), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation ("Universal"), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation ("VU Canada"), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France ("Vivendi Universal"), BDTV INC., a Delaware corporation ("BDTV"), BDTV II INC., a Delaware corporation ("BDTV II"), BDTV III INC., a Delaware corporation ("BDTV III"), and BDTV IV INC., a Delaware corporation ("BDTV IV") (each, a "Reporting Person"), on February 24, 1998 (the "Reporting Group Schedule 13D"), (ii) Liberty on July 19, 1999 (the "Liberty Schedule 13D"), (iii) Mr. Diller on August 29, 1995 (the "Diller Schedule 13D"), (iv) Universal and VU Canada on February 24, 1998 (the "Universal Schedule 13D"), (v) BDTV on August 16, 1996 (the "BDTV Schedule 13D"), (vi) BDTV II on December 24, 1996 (the "BDTV II Schedule 13D"), (vii) BDTV III on July 28, 1997 (the "BDTV III Schedule 13D"), (viii) BDTV IV on February 24, 1998 (the "BDTV IV Schedule 13D"), and (ix) Vivendi Universal on August 2, 2001 (the "Vivendi Schedule 13D") are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 15 to the Reporting Group Schedule 13D, Amendment No. 10 to the Liberty Schedule 13D, Amendment No. 25 to the Barry Diller Schedule 13D, Amendment No. 15 to the Universal Schedule 13D, Amendment No. 9 to the Vivendi Schedule 13D, Amendment No. 21 to the BDTV Schedule 13D, Amendment No. 19 to the BDTV II Schedule 13D, Amendment No. 16 to the BDTV III Schedule 13D and Amendment No. 15 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Diller Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

         Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.           Source and Amount of Funds or Other Consideration

                                    11 of 18

         The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.           Purpose of the Transaction

         The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

         Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions. Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock. In addition, as part of its ongoing asset disposition program and subject to any applicable restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, Vivendi Universal has indicated that it plans to dispose of the remaining warrants it holds to purchase 28,280,641 shares of Common Stock.

         Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

ITEM 5.           Interest in Securities of the Issuer

         The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

         The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

         On May 7, 2003, Mr. Diller exercised options to acquire 4,500,000 shares of Common Stock at an exercise price of $4.7223 per share and sold such shares in a privately-negotiated transaction for $32.72 per share. On May 9, 2003, Mr. Diller donated 145,000 shares of Common Stock to a charitable organization.

         As previously reported, the Governance Agreement grants Liberty a preemptive right with respect to issuances of the Company's capital stock, subject to certain limitations, to maintain the percentage ownership in the Company that Liberty had immediately prior to such issuances. In accordance with the foregoing:

         (1) On April 25, 2003 Liberty exercised its preemptive right to acquire shares of Common Stock arising as a result of the issuance of shares of Common Stock in connection with the Company's prior acquisition of the outstanding shares of uDate.com, Inc. Pursuant to such exercise of its preemptive right, on May 9, 2003, Liberty acquired from the Company 1,835,027 shares of Common Stock for an aggregate purchase price of $45,361,867.44 in cash, or $24.72 per share. Pursuant to the terms of the preemptive rights provision, the purchase price was based on the price of the shares of Common Stock at the time of signing of the uDate.com acquisition agreement. The aggregate amount due the Company from Liberty in connection with the foregoing purchase was drawn from the working capital of Liberty.

         (2) On May 13, 2003 Liberty exercised its preemptive right to acquire shares of Common Stock arising as a result of the proposed issuance of shares of Common Stock in connection with the Company's proposed acquisition of the outstanding shares of Expedia, Inc. Pursuant to such exercise of its preemptive right, Liberty will acquire from the Company 23,103,156 shares of Common Stock for an aggregate purchase price of $553,320,586.20 in cash, or $23.95 per share. Pursuant to the terms of the preemptive rights provision, the purchase price was based on the price of the shares of Common Stock at the time of signing of the Expedia acquisition agreement. The aggregate amount due the Company from Liberty in connection with the foregoing purchase will be drawn from the working capital of Liberty.

                                    12 of 18

         (3) On May 13, 2003 Liberty exercised its preemptive right to acquire shares of Common Stock arising as a result of (a) the proposed issuance of shares of Common Stock in connection with the Company's proposed acquisition of the outstanding shares of Hotels.com, and (b) with respect to the issuance of shares of Common Stock in connection with option exercises between April 4, 2003 and April 16, 2003. Pursuant to such exercise of its preemptive right, Liberty will acquire from the Company 10,710,013 shares of Common Stock for an aggregate purchase price of $284,672,145.54 in cash, or $26.58 per share. Pursuant to the terms of the preemptive rights provision, the purchase price was based on the price of the shares of Common Stock at the time of signing of the Hotels.com acquisition agreement and the weighted average market price of shares of Common Stock for options exercised between April 4, 2003 and April 16, 2003. The aggregate amount due the Company from Liberty in connection with the foregoing purchase will be drawn from the working capital of Liberty.

         As a result of the foregoing transactions, the members of the Reporting Group beneficially own 201,732,044 of Common Stock (assuming (1) the exercise of options to purchase 42,620,888 shares of Common Stock which are currently exercisable by Mr. Diller, (2) the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal, and
(3) the issuance to Liberty of 33,813,169 shares of Common Stock pursuant to Liberty's preemptive right with respect to the Company's acquisition of the publicly held shares of Expedia, Inc. and Hotels.com and certain issuances of shares of Common Stock in connection with the exercise of options) and 64,629,996 shares of Class B Common Stock. These shares constitute 35.8% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock. Assuming the conversion of all of the Reporting Group's Class B shares into Common Stock, the Reporting Group would beneficially own 42.4% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.6% of the voting power of the Company. The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership figures are based on there being outstanding as of the close of business on May 9, 2003 458,727,550 shares of Common Stock, 64,629,996 shares of Class B Common Stock and 13,118,182 shares of preferred stock, which share numbers were provided to the Reporting Group by the Company. Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Universal, Liberty and their respective affiliates.

         Within the past sixty days, David J.A. Flowers, an executive officer of Liberty, exercised a call transaction with respect to 1,000 shares of Common Stock. Pursuant to such call transaction, on May 17, 2003, Mr. Flowers will sell 1,000 shares of Common Stock.

         Edgar Bronfman Jr., Vice Chairman of the Board of Directors of Vivendi Universal, has disclosed in a filing on Form 4 beneficial ownership of 5,916 shares of Common Stock (which includes 416 share units, 60 of which share units accrued under the Company's Non-Employee Director Deferred Compensation Plan since the most recent amendment to this Schedule 13D), as well as the grant on June 12, 2002 by the Company of 10,000 stock options issued pursuant to the Company's 2000 Stock and Annual Incentive Plan which vest over a three-year period in increments of 3,333 options on each of the first two anniversaries of the grant date and 3,334 options on the third anniversary of the grant date.

         Marie-Josee Kravis, a member of the Board of Directors of Vivendi Universal, has disclosed in a filing on Form 4 beneficial ownership of 1,992 shares of Common Stock (which includes 1,992 share units, 70 of which share units accrued under the Company's Non-Employee Director Deferred Compensation Plan since the most recent amendment to this Schedule 13D), as well as the grant on March 12, 2001 by the Company of 5,000 stock options issued pursuant to the Company's 2000 Stock and Annual Incentive Plan which vest over a three-year period in increments of 1,667 options on each of the first two anniversaries of the grant date and 1,666 options on the third anniversary of the grant date.

         Jean-Rene Fourtou, Chairman and Chief Executive Officer of Vivendi Universal, has disclosed in a filing on Form 4 the grant on September 11, 2002 by the Company of 15,000 stock options issued pursuant to the Company's 2000 Stock and Annual Incentive Plan which vest over a three-year period in increments of 5,000 options on each of the first three anniversaries of the grant date.

                                    13 of 18

         Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

         The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.

                                    14 of 18

                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  May 14, 2003
                                            LIBERTY MEDIA CORPORATION

                                            By:   /s/ Charles Y. Tanabe
                                                  ------------------------------
                                                  Name:    Charles Y. Tanabe
                                                  Title:   Senior Vice President

                                            BARRY DILLER

                                            By:   /s/ Barry Diller
                                                  ------------------------------

                                            UNIVERSAL STUDIOS, INC.

                                            By:   /s/ Karen Randall
                                                  ------------------------------
                                                  Name:    Karen Randall
                                                  Title:   Executive Vice
                                                           President and General
                                                           Counsel

                                            VIVENDI UNIVERSAL CANADA INC.

                                            By:   /s/ George E. Bushnell III
                                                  ------------------------------
                                                  Name:   George E. Bushnell III
                                                  Title:  Secretary

                                            VIVENDI UNIVERSAL, S.A.

                                            By:   /s/ George E. Bushnell III
                                                  ------------------------------
                                                  Name:   George E. Bushnell III
                                                  Title:  Vice President

                                            BDTV INC., BDTV II INC.,
                                            BDTV III INC., BDTV IV INC.

                                            By:   /s/ Barry Diller
                                                  ------------------------------
                                                  Name:    Barry Diller
                                                  Title:   President


                                    15 of 18

                                INDEX TO EXHIBITS

1.       Written Agreement between TCI and Mr. Diller regarding Joint Filing of
         Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media
         Corporation and Mr. Diller./*/

3. Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.       Press Release issued by the Company and Mr. Diller, dated August 25,
         1995./*/

5. Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6. Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7. First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10. Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12. Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14. In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15. In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.      Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
         BDTV./*/

17.      Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19. Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20. Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and
         Liberty HSN, Inc./*/

                                    16 of 18

21. Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24. Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27. Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29. Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30. Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.      Certificate of Incorporation of BDTV III Inc./*/

32. Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33. Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34. Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35. Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36. Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37. Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38. Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39. Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.      Certificate of Incorporation of BDTV IV INC./*/

                                    17 of 18

41. Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry
         Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42. Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43. Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44. Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45. Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46. Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47. Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48. Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002)./*/

49. Equity Warrant Agreement, dated as of May 7, 2003, between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50. Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002./*/

51. Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A./*/

52. Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc./*/

53. Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller./*/

/*/      Previously filed.

                                    18 of 18